Form 40-F
period 2002-10-31
ROYAL BANK OF CANADA \
filed 2002-12-27
CIK 1000275

Conformed Copy

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2002	Commission File Number	001-13928

ROYAL BANK OF CANADA

(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	6029 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification No. (if applicable))

200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Senior Vice-President
& Corporate Secretary
(416) 974-6234
(Address and telephone number of registrant’s principal executive offices)

Royal Bank of Canada
One Liberty Plaza
New York, New York 10006-1404
Attention: Laurel A. Nichols
(212) 428-6236
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

copies of all correspondence should be sent to:

Donald R. Brown Senior Counsel Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-6613	Donald J. Toumey Sullivan & Cromwell 125 Broad Street New York New York 10004-2498 (212) 558- 4000

Securities registered or to be registered pursuant to section 12(b) of the Act

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

      [x]   Annual information form           [x]   Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	665,257,068
First Preferred Shares,
Series J	12,000,000
Series K	10,000,000
Series N	12,000,000
Series O	6,000,000
Series P	4,000,000
Series S	10,000,000

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

            Yes   [   ]                  No   [ X ]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

            Yes   [ X ]                  No   [   ]

INCORPORATION BY REFERENCE

     The Exhibits to this report are incorporated by reference.

UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONTROLS AND PROCEDURES

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the registrant’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-14(c) ) under the Securities Act of 1934. Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation

CERTIFICATIONS

     I, Gordon M. Nixon, President & Chief Executive Officer of Royal Bank of Canada, certify that:

1.	I have reviewed this annual report on Form 40-F of Royal Bank of Canada;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

December 27, 2002.

“Gordon M. Nixon”

Gordon M. Nixon,
President & Chief Executive Officer

I, Peter W. Currie, Vice-Chairman & Chief Financial Officer of Royal Bank of Canada, certify that:

1.	I have reviewed this annual report on Form 40-F of Royal Bank of Canada;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

December 27, 2002.

“Peter W. Currie”

Peter W. Currie
Vice-Chairman & Chief Financial Officer

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By: “Gordon M. Nixon” Name: Gordon. M. Nixon Title: President & Chief Executive Officer

December 27, 2002

ANNUAL INFORMATION FORM DATED DECEMBER 10, 2002
FINANCIAL REVIEW (US GAAP)
FINANCIAL REVIEW (CANADIAN GAAP)
CONSENT OF AUDITORS
REPORTING DIFFERENCE COMMENTS

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

ROYAL BANK OF CANADA

EXHIBITS

INDEX

Exhibit No.	Exhibit

1.	Annual Information Form dated December 10, 2002
2.	Financial Review (U.S. GAAP)
Caution Regarding Forward Looking Statements (U.S. GAAP)
Management Discussion and Analysis (U.S. GAAP)
Management's Responsibility for financial reporting (U.S. GAAP)
Auditors' Report (U.S. GAAP)
Consolidated Financial Statements (U.S. GAAP)
Quarterly Highlights
3.	Financial Review (Canadian GAAP)
Caution Regarding Forward Looking Statements (Canadian GAAP)
Management Discussion and Analysis (Canadian GAAP)
Management's Responsibility for financial reporting (Canadian GAAP)
Auditors' Report (Canadian GAAP)
Consolidated Financial Statements (Canadian GAAP)
Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles
Quarterly Highlights
4.	Consent of auditors
5.	Reporting difference comments