Form 40-F
period 2003-10-31
ROYAL BANK OF CANADA \
filed 2003-12-29
CIK 1000275

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2003 Commission File Number 001-13928

ROYAL BANK OF CANADA
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	6029 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification No. (if applicable))

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

Donald R. Brown Senior Counsel Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-6613	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class Common Shares	Name of each exchange on which registered New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	656,021,122
First Preferred Shares,
Series N	12,000,000
Series O	6,000,000
Series P	4,000,000
Series S	10,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

     Yes     ☐                No     ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

     Yes     ☒                No     ☐

INCORPORATION BY REFERENCE

Exhibits 1 to 3 and 5 to this report are incorporated by reference.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

DISCLOSURE CONTROLS AND PROCEDURES

As of October 31, 2003, an evaluation was carried out, under the supervision of and with the participation of the Registrant’s management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15) under the Securities Act of 1934. Based on that evaluation our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Pedro Reinhard has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Reinhard as an audit committee financial expert does not make Mr. Reinhard an “expert” for any purpose, impose any duties, obligations or liability on Mr. Reinhard that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Registrant’s Internet website, www.rbc.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as one of the Registrant’s auditing firms for the previous six years, and became the Registrant’s sole auditor in 2003. Fees payable for the years ended October 31, 2003 and October 31, 2002 to Deloitte & Touche LLP and its affiliates are $22.0 million and $12.6 million. Fees payable to auditors in 2003 and 2002 are detailed below.

	Year ended	Year ended	Year ended	Year ended
	October 31, 2003	October 31, 2002	October 31, 2002	October 31, 2002

		Total Deloitte & Touche LLP and
($ Millions)	Deloitte & Touche LLP	PricewaterhouseCoopers LLP	Deloitte & Touche LLP	PricewaterhouseCoopers LLP
Audit fees	$14.8	$12.2	$ 6.4	$ 5.8
Audit-related fees	1.5	5.6	1.3	4.3
Tax fees	1.4	2.0	1.0	1.0
All other fees	4.3	12.1	3.9	8.2
	$22.0	$31.9	$12.6	$19.3

PricewaterhouseCoopers LLP also served as one of the Registrant’s auditing firms until September 23, 2003. Up to its resignation on September 23, 2003, fees payable to PricewaterhouseCoopers LLP and its affiliates were approximately $10.0 million. For 2003, fees payable to Deloitte & Touche LLP and PricewaterhouseCoopers LLP were $32.0 million in total. The fees for 2002 have been reclassified consistent with the categories and reporting for 2003.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Registrant’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of: special attest services as required by various government entities; reporting on the effectiveness of internal controls as required by contract or for business reasons including the reporting on internal controls for pension custody clients; accounting consultations and special audits in connection with acquisitions; the audit of the financial statements of the Registrant’s various pension plans and charitable foundation; the audits of various trusts and other entities as required in connection with the securitization of credit cards and mortgages loans; and the audit of certain special purpose vehicles relating to complex structured products.

Tax Fees

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits, the preparation of employee tax returns under the Registrant’s expatriate tax services program and assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consisted of:

•	Business recovery services where the auditor: acts as privately appointed receiver and manager pursuant to the terms of a security instrument held by the Registrant or a syndicate of banks; conducts a business review of a debtor on behalf of the Registrant pursuant to the terms of an engagement letter which is entered into with the Registrant and agreed to by the debtor; and acts as monitor under private appointment which may be subject to an appointment by the Registrant or the debtor; and

•	French translation of: the annual consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2003; interim consolidated financial statements and quarterly reports to shareholders; financial information included in the annual information form, prospectuses and other offering documents; certain newsletters and other press releases related to the payment of dividends; and certain sections of the Annual Report to Shareholders.

Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy is set forth in Exhibit 7. For the year ended October 31, 2003, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See pages 63 to 65 of Exhibit 2 and pages 63A to 65A of Exhibit 3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 63 of Exhibit 2 and page 63A of Exhibit 3.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 23 of Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ “Gordon M. Nixon”

Name: Title:	Gordon M. Nixon President and Chief Executive Officer

Date:	December 29, 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

ROYAL BANK OF CANADA

EXHIBITS

INDEX TO EXHIBITS

Exhibit No.	Exhibit

1.	Royal Bank of Canada Annual Information Form dated December 16, 2003

2.	Financial Review (U.S. GAAP)
Caution Regarding Forward Looking Statements (U.S. GAAP)
Management Discussion and Analysis (U.S. GAAP)
Management’s Responsibility for financial reporting (U.S. GAAP)
Auditors’ Report (U.S. GAAP)
Consolidated Financial Statements (U.S. GAAP)
Quarterly Highlights

3.	Financial Review (Canadian GAAP)
Caution Regarding Forward Looking Statements (Canadian GAAP)
Management Discussion and Analysis (Canadian GAAP)
Management’s Responsibility for financial reporting (Canadian GAAP)
Auditors’ Report (Canadian GAAP)
Consolidated Financial Statements (Canadian GAAP)
Reconciliation of Canadian and U.S. Generally Accepted Accounting
Principles
Quarterly Highlights

4.	Consent of auditors

5.	Reporting difference comments

6.	Auditors’ Reports (2002)

7.	Audit Committee Pre-Approval Policies and Procedures

31.	Rule 13a-14(a)/15d-14(a) Certifications
Certification of the Registrant’s Chief Executive Officer
Certification of the Registrant’s Chief Financial Officer

32.	Section 1350 Certifications
Certification of the Registrant’s Chief Executive Officer
Certification of the Registrant’s Chief Financial Officer