Form 40-F
period 2004-10-31
ROYAL BANK OF CANADA \
filed 2004-12-20
CIK 1000275

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2004	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.
incorporation or organization)	Classification Code Number (if applicable))	(if applicable))

200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Carol McNamara
Vice President & Secretary
(416) 974-0117
(Address and telephone number of registrant’s principal executive offices)

Royal Bank of Canada
One Liberty Plaza
New York, New York 10006-1404
Attention: LaBrena Jones Martin
Senior Vice President
Deputy General Counsel
(212) 858-7110
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

copies of all correspondence should be sent to:

Karen E. McCarthy	Donald R. Crawshaw
Senior Counsel	Sullivan & Cromwell LLP
Royal Bank of Canada	125 Broad Street
200 Bay Street	New York, New York 10004
Toronto, Ontario	Tel: (212) 558-4000
Canada M5J 2J5
Tel: (416) 974-0446

Securities registered or to be registered pursuant to section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

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

Common Shares	644,995,367
First Preferred Shares,
Series N	12,000,000
Series O	6,000,000
Series P	4,000,000
Series S	10,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes	No X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes X	No

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

DISCLOSURE CONTROLS AND PROCEDURES

As of October 31, 2004, an evaluation was carried out, under the supervision of and with the participation of the Registrant’s management, including the Registrant’s President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15) under the Exchange Act. Based on that evaluation, the Registrant’s President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No changes were made in the Registrant’s internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Pedro Reinhard has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The United States Securities and Exchange Commission has indicated that the designation of Mr. Reinhard as an audit committee financial expert does not make Mr. Reinhard an “expert” for any purpose, impose any duties, obligations or liability on Mr. Reinhard that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is available at the Registrant’s Internet website, www.rbc.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP has served as one of the Registrant’s auditing firms for the previous seven years and became the Registrant’s sole auditor in September 2003. Fees payable for the years ended October 31, 2004 and October 31, 2003 to Deloitte & Touche LLP and its affiliates are Cdn$18.8 million and Cdn$22.4 million.

Fees payable to Deloitte & Touche LLP and its affiliates in 2004 and 2003 are detailed below.

	Year ended October 31,		Year ended October 31,
	2004		2003
	(millions)
Audit fees	Cdn$	16.1	Cdn$	16.5
Audit-related fees		2.0		1.4
Tax fees		0.4		1.6
All other fees		0.3		2.9

	Cdn$	18.8	Cdn$	22.4

PricewaterhouseCoopers LLP also served as one of the Registrant’s auditing firms until September 23, 2003. Up to its resignation on September 23, 2003, fees payable to PricewaterhouseCoopers LLP and its affiliates were Cdn$11.7 million. For 2003, fees payable to Deloitte & Touche LLP and PricewaterhouseCoopers LLP were Cdn$34.1 million in total.

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the annual financial statements of the Registrant and its subsidiaries or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services not required by statute or regulation;

•	reporting on the effectiveness of internal controls as required by contract or for business reasons including the reporting on internal controls for pension custody clients;

•	accounting consultations and special audits in connection with acquisitions;

•	the audit of the financial statements of the Registrant’s various pension plans and charitable foundations;

•	the audits of various trusts and other entities as required in connection with the securitization of credit cards and mortgage loans; and

•	the audit of certain special purpose vehicles relating to complex structured products.

Tax Fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits, the preparation of employee tax returns under the Registrant’s expatriate tax services program and assistance in completing routine tax schedules and calculations.

All Other Fees

Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consisted of:

•	French translation of: the annual consolidated financial statements and management’s discussion and analysis for the years ended October 31, 2003 and October 31, 2004; interim consolidated financial statements and quarterly reports to shareholders; financial information included in the annual information form, prospectuses and other offering documents; certain newsletters and other press releases related to the payment of dividends; certain sections of the Registrant’s Annual Report to Shareholders; and financial statements of certain of the Registrant’s subsidiaries; and

•	business recovery services where the auditor: acts as privately appointed receiver and manager pursuant to the terms of a security instrument held by the Registrant or a syndicate of banks; conducts a business review of a debtor on behalf of the Registrant; or acts as monitor under private appointment.

Pre-Approval Policies and Procedures

The audit committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy is set forth in Exhibit 7. For the year ended October 31, 2004, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

See pages 68 to 71 of Exhibit 2 and pages 68A to 71A of Exhibit 3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See page 67 of Exhibit 2 and page 67A of Exhibit 3.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 35 of Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	“Gordon M. Nixon”

Name:	Gordon M. Nixon
Title:	President and Chief Executive Officer

Date:	December 20, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO

SECTION 13(a) or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

ROYAL BANK OF CANADA

EXHIBITS

INDEX TO EXHIBITS

Exhibit No.	Exhibit
1.	Royal Bank of Canada Annual Information Form dated December 20, 2004

2.	Financial Review (U.S. GAAP)
Caution Regarding Forward-Looking Statements (U.S. GAAP)
Management Discussion and Analysis (U.S. GAAP)
Management’s Responsibility for financial reporting (U.S. GAAP)
Auditors’ Report to Shareholders (U.S. GAAP)
Consolidated Financial Statements (U.S. GAAP)
Quarterly Highlights

3.	Financial Review (Canadian GAAP)
Caution Regarding Forward-Looking Statements (Canadian GAAP)
Management Discussion and Analysis (Canadian GAAP)
Management’s Responsibility for financial reporting (Canadian GAAP)
Auditors’ Report to Shareholders (Canadian GAAP)
Consolidated Financial Statements (Canadian GAAP)
Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles
Quarterly Highlights

4.1	Consent of Auditors

4.2	Auditors’ Reports (2002)

5.	Reporting Difference Comments

7.	Audit Committee Pre-Approval Policies and Procedures

31.	Rule 13a-14(a)/15d-14(a) Certifications
Certification of the Registrant’s Chief Executive Officer
Certification of the Registrant’s Chief Financial Officer

32.	Section 1350 Certifications
Certification of the Registrant’s Chief Executive Officer
Certification of the Registrant’s Chief Financial Officer