Form 40-F
period 2005-10-31
ROYAL BANK OF CANADA \
filed 2005-11-30
CIK 1000275

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2005	Commission File Number 001-13928
ROYAL BANK OF CANADA
(Exact name of registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.
incorporation or organization)	Classification Code Number	(if applicable))
	(if applicable))
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Carol J. McNamara
Vice-President & Secretary
(416) 974-0117
(Address and telephone number of registrant’s principal executive offices)
Royal Bank of Canada
One Liberty Plaza
New York, New York 10006-1404
Attention: LaBrena Jones Martin
Deputy General Counsel
(212) 858-7110
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies of all correspondence should be sent to:

Karen E. McCarthy	Donald R. Crawshaw
Senior Counsel	Sullivan & Cromwell LLP
Royal Bank of Canada	125 Broad Street
200 Bay Street	New York, New York 10004-2498
Toronto, Ontario	Tel: (212) 558-4000
Canada M5J 2J5
Tel: (416) 974-0446

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares	647,200,772
First Preferred Shares,
Series N	12,000,000
Series O	6,000,000
Series S	10,000,000
Series W	12,000,000
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes ☐	No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

2

CONTROLS AND PROCEDURES
Information about controls and procedures can be found under “Controls and Procedures” on page 53 of our management’s discussion and analysis, which page is incorporated by reference.
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
CODE OF ETHICS
The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is set forth in Exhibit 7.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Information about principal accountant fees and services and a brief description of our pre-approval policies and procedures can be found under “Audit Committee” beginning on page 23 of our annual information form, which pages are incorporated by reference. A copy of our pre-approval policies and procedures can be found in Appendix D of our annual information form, and is incorporated by reference.
OFF-BALANCE SHEET ARRANGEMENTS
Information about off-balance sheet arrangements can be found under “Off-Balance Sheet Arrangements” beginning on page 35 of our management’s discussion and analysis, which pages are incorporated by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Information about tabular disclosure of contractual obligations can be found under “Risk Management - Liquidity and Funding Risk” beginning on page 47 of our management’s discussion and analysis, which pages are incorporated by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
Information about identification of the audit committee can be found under “Audit Committee” beginning on page 23 of our annual information form, which pages are incorporated by reference.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

3

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA
	By:	/s/ Gordon M. Nixon
		Name:	Gordon M. Nixon
Date: November 30, 2005		Title:	President and Chief Executive Officer

4

EXHIBITS
INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 30, 2005	1

Financial Review	2
× Caution Regarding Forward-Looking Statements
× Management Discussion and Analysis
× Management’s Responsibility for Financial Reporting
× Auditors’ Report to Shareholders
× Consolidated Financial Statements
× Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

Consent of Independent Registered Chartered Accountants	3

Comments of Auditors on Canada-United States of America Reporting Difference	4

Auditor’s Report to Shareholders	5

Code of Conduct	7

Rule 13a-14(a)/15d-14(a) Certifications	31
× Certification of the Registrant’s Chief Executive Officer
× Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
× Certification of the Registrant’s Chief Executive Officer
× Certification of the Registrant’s Chief Financial Officer