Form 40-F
period 2006-10-31
ROYAL BANK OF CANADA \
filed 2006-11-30
CIK 1000275

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2006	Commission File Number 001-13928
ROYAL BANK OF CANADA
(Exact name of registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	6029 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification No. (if applicable))
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Carol J. McNamara
Vice-President & Secretary
(416) 974-0117
(Address and telephone number of registrant’s principal executive offices)
Royal Bank of Canada
One Liberty Plaza
New York, New York 10006-1404
Attention: LaBrena Jones Martin
Deputy General Counsel
(212) 858-7110
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies of all correspondence should be sent to:

Karen E. McCarthy Senior Counsel Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-0446	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange
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

Common Shares	1,280,975,801
First Preferred Shares
Series N	12,000,000
Series O	6,000,000
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
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

2

CONTROLS AND PROCEDURES
Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 37 of our management’s discussion and analysis, and management’s report on internal control over financial reporting can be found on page 101 of our consolidated financial statements, which pages are incorporated by reference.
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
CODE OF ETHICS
The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Information about principal accountant fees and services and a brief description of our pre-approval policies and procedures can be found under “Audit Committee” beginning on page 21 of our annual information form, which pages are incorporated by reference. A copy of our pre-approval policies and procedures can be found in Appendix D of our annual information form, and is incorporated by reference.
OFF-BALANCE SHEET ARRANGEMENTS
Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 69 of our management’s discussion and analysis, which pages are incorporated by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Information about tabular disclosure of contractual obligations can be found under “Risk management — Liquidity and funding risk” on page 87 of our management’s discussion and analysis, which page is incorporated by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
Information about identification of the audit committee can be found under “Audit Committee” beginning on page 21 of our annual information form, which pages are incorporated by reference.
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

ROYAL BANK OF CANADA
By:	/s/ Gordon M. Nixon
	Name:	Gordon M. Nixon
	Title:	President and Chief Executive Officer

Date: November 30, 2006

EXHIBITS
INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 29, 2006	1

Financial Review	2
× Management’s Discussion and Analysis
× Caution Regarding Forward-Looking Statements
× Management’s Responsibility for Financial Reporting
× Report of Independent Registered Chartered Accountants
× Management’s Report on Internal Control Over Financial Reporting
× Report of Independent Registered Chartered Accountants
× Consolidated Financial Statements
× Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Consents of Independent Registered Chartered Accountants	3

Code of Conduct	4

Industry Guide 3 — Return on Equity and Assets Ratios	5

Rule 13a-14(a)/15d-14(a) Certifications	31
× Certification of the Registrant’s Chief Executive Officer
× Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
× Certification of the Registrant’s Chief Executive Officer
× Certification of the Registrant’s Chief Financial Officer