Form 40-F
period 2007-10-31
ROYAL BANK OF CANADA \
filed 2007-11-30
CIK 1000275

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2007	Commission File Number 001-13928
ROYAL BANK OF CANADA
(Exact name of registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification No. (if applicable))
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Carol J. McNamara
Vice-President & Secretary
(416) 974-0117
(Address and telephone number of registrant’s principal executive offices)
Royal Bank of Canada
One Liberty Plaza
New York, New York 10006-1404
Attention: LaBrena Jones Martin
Deputy General Counsel USA
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

Common Shares	1,276,215,683
First Preferred Shares
Series N	12,000,000
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
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

CONTROLS AND PROCEDURES
Information about disclosure controls and procedures and on internal control over financial reporting can be found under “Controls and procedures” on page 42 of our management’s discussion and analysis, and Management’s report on internal control over financial reporting can be found on page 112 of our Financial Review which is set forth in Exhibit 2.
AUDIT COMMITTEE FINANCIAL EXPERTS
The Registrant’s board of directors has determined that it has four audit committee financial experts serving on its audit committee. Mr. Timothy Hearn, Ms. Alice Laberge, Mr. Pedro Reinhard and Mr. Victor Young have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Hearn, Ms. Laberge, Mr. Reinhard and Mr. Young as audit committee financial experts does not make either of them an “expert” for any purpose, impose any duties, obligations or liability on either Mr. Reinhard or Ms. Laberge that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
CODE OF ETHICS
The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. On October 18, 2007, the Registrant’s board of directors approved certain amendments which update the Code of Conduct, including clarification of the Registrant’s process for approving and disclosing waivers, increased confidentiality protection provisions, additional guidelines for conflicts of interest and updated standards for maintaining respectful workplaces. The foregoing summary is qualified in its entirety by the full text of the Code of Conduct which is set forth in Exhibit 5 and is also available on our website at rbc.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Information about principal accountant fees and services and a brief description of our pre-approval policies and procedures can be found under “Audit Committee” beginning on page 24 of our annual information form, which pages are incorporated by reference. A copy of our pre-approval policies and procedures can be found in Appendix D of our annual information form, which pages are incorporated by reference.
OFF-BALANCE SHEET ARRANGEMENTS
Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 77 of our management’s discussion and analysis, which pages are incorporated by reference.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of contractual obligations can be found under “Risk management — Liquidity and funding risk” beginning on page 96 of our management’s discussion and analysis, which page is incorporated by reference.
IDENTIFICATION OF THE AUDIT COMMITTEE
Information about identification of the audit committee can be found under “Audit Committee” beginning on page 24 of our annual information form, which pages are incorporated by reference.

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

ROYAL BANK OF CANADA
By:	/s/ Gordon M. Nixon
	Name:	Gordon M. Nixon
	Title:	President and Chief Executive Officer

Date: November 30, 2007

EXHIBITS
INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 29, 2007	1

Financial Review	2
× Management’s Discussion and Analysis
× Caution Regarding Forward-Looking Statements
× Management’s Responsibility for Financial Reporting
× Report of Independent Registered Chartered Accountants
× Management’s Report on Internal Control Over Financial Reporting
× Report of Independent Registered Chartered Accountants
× Consolidated Financial Statements
× Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Consents of Independent Registered Chartered Accountants	3

Comments by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference	4

Code of Conduct	5

Industry Guide 3 — Return on Equity and Assets Ratios	7

2007 Management Proxy Circular	8

Rule 13a-14(a)/15d-14(a) Certifications	31
× Certification of the Registrant’s Chief Executive Officer
× Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
× Certification of the Registrant’s Chief Executive Officer
× Certification of the Registrant’s Chief Financial Officer