Form 40-F
ROYAL BANK OF CANADA \
filed 2008-12-05
CIK 1000275

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2008	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification No. (if applicable))

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Carol J. McNamara

Vice-President & Secretary

(416) 974-5151

(Address and telephone number of registrant’s principal executive offices)

Royal Bank of Canada

One Liberty Plaza

New York, New York 10006-1404

Attention: LaBrena Jones Martin

Deputy General Counsel USA

(212) 858-7110

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

copies of all correspondence should be sent to:

Karen E. McCarthy Assistant General Counsel Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-5151	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

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

Common Shares	1,341,260,229
First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AH	8,500,000
Series AJ	16,000,000

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

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and on internal control over financial reporting can be found under “Controls and procedures” on page 39 of our management’s discussion and analysis, and Management’s Report on Internal Control over Financial Reporting can be found on page 127 of our Financial Review which is set forth in Exhibit 2.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s board of directors has determined that it has four audit committee financial experts serving on its audit committee. Mr. Timothy Hearn, Ms. Alice Laberge, Mr. Pedro Reinhard and Mr. Victor Young have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of Mr. Hearn, Ms. Laberge, Mr. Reinhard and Mr. Young as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Mr. Hearn, Ms. Laberge, Mr. Reinhard and Mr. Young that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. On October 17, 2008, the Registrant’s board of directors approved certain amendments which update the Code of Conduct, including enhanced requirements relating to employee conduct and clarification of the process for reporting to the Ombudsman. The foregoing summary is qualified in its entirety by the full text of the Code of Conduct which is set forth in Exhibit 4 and is also available on our website at rbc.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services and a brief description of our pre-approval policies and procedures can be found under “Audit Committee” beginning on page 22 of our annual information form, which section is incorporated by reference. A copy of our pre-approval policies and procedures can be found in Appendix D of our annual information form, which section is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 76 of our management’s discussion and analysis, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Risk, capital and liquidity management – Liquidity and funding risk” beginning on page 109 of our management’s discussion and analysis, which section is incorporated by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

Information about identification of the audit committee can be found under “Audit Committee” beginning on page 22 of our annual information form, which section is incorporated by reference.

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

ROYAL BANK OF CANADA

By:	/s/ Gordon M. Nixon
Name:	Gordon M. Nixon
Title:	President and Chief Executive Officer

Date:	December 5, 2008

EXHIBITS

INDEX TO EXHIBITS

Exhibit	Exhibit No.
Royal Bank of Canada Annual Information Form dated December 4, 2008	1

Financial Review	2
• Management’s Discussion and Analysis
• Caution Regarding Forward-Looking Statements
• Management’s Responsibility for Financial Reporting
• Report of Independent Registered Chartered Accountants
• Management’s Report on Internal Control Over Financial Reporting
• Report of Independent Registered Chartered Accountants
• Consolidated Financial Statements
• Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Consent of Independent Registered Chartered Accountants	3

Code of Conduct	4

Industry Guide 3 – Return on Equity and Assets Ratios	5

Rule 13a-14(a)/15d-14(a) Certifications	31
• Certification of the Registrant’s Chief Executive Officer
• Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
• Certification of the Registrant’s Chief Executive Officer
• Certification of the Registrant’s Chief Financial Officer