Form 40-F
period 2010-10-31
ROYAL BANK OF CANADA \
filed 2010-12-03
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2010	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification No. (if applicable))

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Carol J. McNamara

Vice-President, Associate General Counsel & Secretary

(416) 974-5151

(Address and telephone number of registrant’s principal executive offices)

Royal Bank of Canada

One Liberty Plaza

New York, New York 10006-1404

Attention: Daniel L. Torbenson

Chief Counsel, U.S. Regulatory and Corporate Services

(212) 858-7014

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

copies of all correspondence should be sent to:

Paul Guthrie Senior Counsel Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-5151	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

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

Common Shares	1,424,921,817

First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AH	8,500,000
Series AJ	16,000,000
Series AL	12,000,000
Series AN	9,000,000
Series AP	11,000,000
Series AR	14,000,000
Series AT	11,000,000
Series AV	16,000,000
Series AX	13,000,000

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

Yes  ☒   No  ☐

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and on internal control over financial reporting can be found under “Controls and procedures” on page 62 of our management’s discussion and analysis, and in “Management’s Report on Internal Control over Financial Reporting” which can be found on page 75 of our Financial Review which is set forth in Exhibit 2.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees and officers, including its principal executive officer, principal financial officer and principal accounting officer. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Risk management – Liquidity and funding management” beginning on page 45 of our management’s discussion and analysis, which section is incorporated by reference.

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

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A Summary of Significant Ways Corporate Governance Practices followed by Royal Bank of Canada differ from Corporate Governance Practices Required to be followed by U.S. Domestic Companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at rbc.com/governance.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ GORDON M. NIXON
Name:	Gordon M. Nixon
Title:	President and Chief Executive Officer

Date:	December 3, 2010

EXHIBITS

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated December 2, 2010	1

Financial Review	2
• Management’s Discussion and Analysis
• Caution Regarding Forward-Looking Statements
• Management’s Responsibility for Financial Reporting
• Report of Independent Registered Chartered Accountants
• Management’s Report on Internal Control Over Financial Reporting
• Report of Independent Registered Chartered Accountants
• Consolidated Financial Statements
• Reconciliation of Canadian and United States Generally Accepted Accounting Principles

Consent of Independent Registered Chartered Accountants	3

Code of Conduct	4

Industry Guide 3 – Return on Equity and Assets Ratios	5

Consolidated Ratios of Earnings to Fixed Charges	7

Rule 13a-14(a)/15d-14(a) Certifications	31
• Certification of the Registrant’s Chief Executive Officer
• Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
• Certification of the Registrant’s Chief Executive Officer
• Certification of the Registrant’s Chief Financial Officer