Form 40-F/A
period 2010-10-31
ROYAL BANK OF CANADA \
filed 2010-12-03
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Yes  ☒   No  ☐

EXPLANATORY NOTE

THIS AMENDMENT IS FILED TO CORRECT TYPOGRAPHICAL ERRORS IN NOTES 11 AND 31 TO OUR CONSOLIDATED FINANCIAL STATEMENTS. IN NOTE 11, IN THE LAST SENTENCE OF THE LEAD IN LANGUAGE TO THE TABLE, “EXCLUDING” IS CHANGED TO “INCLUDING”. IN NOTE 31, UNDER THE HEADING “DISPOSITION OF LIBERTY LIFE”, IN THE LAST SENTENCE OF THE LEAD IN LANGUAGE TO THE TABLE, “EXCLUDING” IS CHANGED TO “INCLUDING”.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to our annual report to be signed on its behalf by the undersigned, thereto duly authorized.

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