Form 40-F
period 2011-10-31
ROYAL BANK OF CANADA \
filed 2011-12-02
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2011	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification No. (if applicable))

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Carol J. McNamara

Vice-President, Associate General Counsel & Secretary

(416) 974-5151

(Address and telephone number of registrant’s principal executive offices)

Royal Bank of Canada

3 World Financial Center

200 Vesey Street

New York, New York 10281

Attention: Daniel L. Torbenson

Chief Counsel, U.S. Regulatory and Corporate Services

(212) 437-9264

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

Common Shares	1,438,337,537

First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AH	8,500,000
Series AJ	16,000,000
Series AL	12,000,000
Series AN	9,000,000
Series AP	11,000,000
Series AR	14,000,000
Series AT	11,000,000
Series AV	16,000,000
Series AX	13,000,000

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

Yes  ☒   No  ☐

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and on internal control over financial reporting can be found under “Controls and procedures” on page 71 of our management’s discussion and analysis, and in “Management’s Report on Internal Control over Financial Reporting” which can be found on page 82 of our Financial Review which is set forth in Exhibit 2.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 37 of our management’s discussion and analysis, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Risk management – Liquidity and funding management” beginning on page 52 of our management’s discussion and analysis, which section is incorporated by reference.

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

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A Summary of Significant Ways Corporate Governance Practices followed by Royal Bank of Canada differ from Corporate Governance Practices Required to be followed by U.S. Domestic Companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at rbc.com/governance.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ GORDON M. NIXON
Name:	Gordon M. Nixon
Title:	President and Chief Executive Officer

Date:	December 2, 2011

EXHIBITS

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated December 1, 2011	1

Financial Review	2
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