Form 40-F
period 2012-10-31
ROYAL BANK OF CANADA
filed 2012-11-29
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2012	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

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

Common Shares	1,445,302,600

First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AH	8,500,000
Series AJ	16,000,000
Series AL	12,000,000
Series AN	9,000,000
Series AP	11,000,000
Series AR	14,000,000
Series AT	11,000,000
Series AV	16,000,000
Series AX	13,000,000

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

Yes  ☒   No  ☐

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and on internal control over financial reporting can be found under “Controls and procedures” on page 80 of our management’s discussion and analysis, and in “Management’s Report on Internal Control over Financial Reporting” which can be found on page 90 of our Financial Review which is set forth in Exhibit 2.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s board of directors has determined that it has five audit committee financial experts serving on its audit committee. David F. Denison, Timothy J. Hearn, Alice D. Laberge, J. Pedro Reinhard and Victor L. Young have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of David F. Denison, Timothy J. Hearn, Alice D. Laberge, J. Pedro Reinhard and Victor L. Young as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on David F. Denison, Timothy J. Hearn, Alice D. Laberge, J. Pedro Reinhard and Victor L. Young that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 43 of our management’s discussion and analysis, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Risk management – Liquidity and funding management” beginning on page 62 of our management’s discussion and analysis, which section is incorporated by reference.

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

ROYAL BANK OF CANADA

By:	/s/ Gordon M. Nixon
Name:	Gordon M. Nixon
Title:	President and Chief Executive Officer

Date:	November 29, 2012

EXHIBITS

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 28, 2012	1

Financial Review	2
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