Form 40-F
period 2013-10-31
ROYAL BANK OF CANADA
filed 2013-12-05
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2013	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Carol J. McNamara

Vice-President, Associate General Counsel & Secretary

(416) 974-5151

(Address and telephone number of Registrant’s principal executive offices)

Royal Bank of Canada

3 World Financial Center

200 Vesey Street

New York, New York 10281-8098

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

Common Shares	1,441,011,832

First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AJ	16,000,000
Series AL	12,000,000
Series AN	9,000,000
Series AP	11,000,000
Series AR	14,000,000
Series AT	11,000,000
Series AV	16,000,000
Series AX	13,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                                                      No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐                                                     No  ☐

Not applicable

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 90 of our Management’s Discussion and Analysis set forth in Exhibit 2, and in “Management’s Report on Internal Control over Financial Reporting” which can be found on page 101 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services and a brief description of our pre-approval policies and procedures can be found under “Audit Committee” beginning on page 20 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference. A copy of our pre-approval policies and procedures can be found in Appendix D of our Annual Information Form, which section is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 41 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Risk management – Liquidity and funding management” beginning on page 64 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee. Information about identification of the audit committee can be found under “Audit Committee” beginning on page 20 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2013.

We currently maintain certain non-U.S. dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). The funds in these accounts are used solely for the maintenance of the property of the Iranian Embassy as permitted by Canadian law.

In fiscal 2013, these accounts generated less than $7,000 in gross revenues and less than $4,000 in net income.

Certain of these accounts are frozen by Ontario court order in connection with civil litigation. Subject to any obligations under the court order, we are considering options for discontinuing the accounts.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Gordon M. Nixon
Name:	Gordon M. Nixon
Title:	President and Chief Executive Officer

Date:	December 5, 2013

EXHIBITS

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated December 4, 2013	1

Financial Review	2
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