Form 40-F
period 2014-10-31
ROYAL BANK OF CANADA
filed 2014-12-03
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2014	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Karen E. McCarthy

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

Paul Guthrie	Donald R. Crawshaw
Assistant General Counsel	Sullivan & Cromwell LLP
Royal Bank of Canada	125 Broad Street
200 Bay Street	New York, New York
Toronto, Ontario	10004-2498
Canada M5J 2J5	Tel: (212) 558-4000
Tel: (416) 974-5151

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

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

Common Shares	1,442,221,238

First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AJ	13,578,815
Series AK	2,421,185
Series AL	12,000,000
Series AX	13,000,000
Series AZ	20,000,000
Series BB	20,000,000

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

Yes  ☐                                                     No  ☐

Not applicable

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 99 of our Management’s Discussion and Analysis set forth in Exhibit 2, and in “Management’s Report on Internal Control over Financial Reporting” which can be found on page 110 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s board of directors has determined that it has six audit committee financial experts serving on its audit committee. David F. Denison, Timothy J. Hearn, Alice D. Laberge, J. Pedro Reinhard, Thomas A. Renyi and Victor L. Young have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The SEC has indicated that the designation of David F. Denison, Timothy J. Hearn, Alice D. Laberge, J. Pedro Reinhard, Thomas A. Renyi and Victor L. Young as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on David F. Denison, Timothy J. Hearn, Alice D. Laberge, J. Pedro Reinhard, Thomas A. Renyi and Victor L. Young that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees, contract workers and members of the board of directors, including its principal executive officer, principal financial officer and principal accounting officer. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com. In 2014, the Registrant adopted a revised Code of Conduct, which is more explicitly aligned to the Registrant’s core values, in particular the value of integrity.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services and a brief description of our pre-approval policies and procedures can be found under “Audit Committee” beginning on page 21 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference. A copy of our pre-approval policies and procedures can be found in Appendix D of our Annual Information Form, which section is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 43 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Risk management – Liquidity and funding risk” beginning on page 68 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee. Information about identification of the audit committee can be found under “Audit Committee” beginning on page 21 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2014.

We currently maintain certain non-U.S. dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). The funds in these accounts are used solely for the maintenance of the property of the Iranian Embassy as permitted by Canadian law.

In fiscal 2014, these accounts generated less than $7,000 in gross revenue and less than $3,000 in net income.

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

ROYAL BANK OF CANADA

By:	/s/ David I. McKay
Name:	David I. McKay
Title:	President and Chief Executive Officer

Date:	December 3, 2014

EXHIBITS

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated December 2, 2014	1

Financial Review	2
• Management’s Discussion and Analysis
• Caution Regarding Forward-Looking Statements
• Management’s Responsibility for Financial Reporting
• Report of Independent Registered Public Accounting Firm
• Management’s Report on Internal Control over Financial Reporting
• Report of Independent Registered Public Accounting Firm
• Consolidated Financial Statements

Consent of Independent Registered Public Accounting Firm	3

Code of Conduct	4

Industry Guide 3 – Return on Equity and Assets Ratios	5

Consolidated Ratios of Earnings to Fixed Charges	7

Rule 13a-14(a)/15d-14(a) Certifications	31
• Certification of the Registrant’s Chief Executive Officer
• Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
• Certification of the Registrant’s Chief Executive Officer
• Certification of the Registrant’s Chief Financial Officer