Form 40-F
period 2016-10-31
ROYAL BANK OF CANADA
filed 2016-11-30
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2016	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

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

Paul Guthrie Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-2774	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York USA 10004-2498 Tel: (212) 558-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

Royal Bank of Canada Exchange Traded	Nasdaq Global Market
Notes due July 19, 2034 Linked to the Yorkville MLP Distribution Growth Leaders LiquidSM PR Index

Royal Bank of Canada Exchange Traded Notes due June 20, 2036 Linked to the S&P 500® Trend Allocator PR Index

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

Common Shares	1,485,393,572
First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AB	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AJ	13,578,815
Series AK	2,421,185
Series AL	12,000,000
Series AZ	20,000,000
Series BB	20,000,000
Series BD	24,000,000
Series BF	12,000,000
Series BH	6,000,000
Series BI	6,000,000
Series BJ	6,000,000
Series C-1	82,050
Series C-2	20,385
Series BK	29,000,000
Series BM	30,000,000

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

Yes  ☐                                                     No  ☐

Not Applicable

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 107 of our Management’s Discussion and Analysis set forth in Exhibit 2, and under “Management’s Report on Internal Control over Financial Reporting” which can be found on pages 117 and 118 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s board of directors has determined that it has six audit committee financial experts serving on its audit committee. W. Geoffrey Beattie, Jacynthe Côté, David F. Denison, Alice D. Laberge, Thomas A. Renyi, and Thierry Vandal have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission (the “SEC”) has indicated that the designation of W. Geoffrey Beattie, Jacynthe Côté, David F. Denison, Alice D. Laberge, Thomas A. Renyi and Thierry Vandal as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on W. Geoffrey Beattie, Jacynthe Côté, David F. Denison, Alice D. Laberge, Thomas A. Renyi and Thierry Vandal that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees, contract workers and members of the board of directors, including its principal executive officer, principal financial officer and principal accounting officer. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services and a brief description of our pre-approval policies and procedures can be found under “Audit Committee” beginning on page 23 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference. A copy of our pre-approval policies and procedures can be found in Appendix D of our Annual Information Form, which section is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 44 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Risk management – Liquidity and funding risk” beginning on page 72 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee. Information about the audit committee can be found under “Audit Committee” beginning on page 23 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SUMMARY OF DIFFERENCES FROM NYSE AND NASDAQ CORPORATE GOVERNANCE RULES

A summary of significant ways corporate governance practices followed by the Registrant differ from corporate governance practices required to be followed by U.S. Domestic Companies under the New York Stock Exchange’s listing standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) and a summary of ways corporate governance practices followed by the Registrant differ from corporate governance practices required to be followed by U.S. Domestic Companies under the Nasdaq Stock Market’s corporate governance requirements (disclosure required by section 5615(a)(3) of the Nasdaq Stock Market Rules) are available on the Registrant’s corporate governance website at rbc.com/governance.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2016.

We currently maintain certain non-U.S. dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). Any funds in these accounts are frozen by Ontario court order in connection with civil litigation, which is being monitored.

In fiscal 2016, these accounts generated less than $3,000 in gross revenue and less than $3,000 in net income.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ David I. McKay
Name:	David I. McKay
Title:	President and Chief Executive Officer

Date:	November 30, 2016

EXHIBITS

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 29, 2016	1

Financial Review	2
• Management’s Discussion and Analysis
• Caution Regarding Forward-Looking Statements
• Management’s Responsibility for Financial Reporting
• Management’s Report on Internal Control over Financial Reporting
• Reports of Independent Registered Public Accounting Firms
• Consolidated Financial Statements

Consents of Independent Registered Public Accounting Firms	3

Code of Conduct	4

Industry Guide 3 – Return on Equity and Assets Ratios	5

Consolidated Ratios of Earnings to Fixed Charges	7

Rule 13a-14(a)/15d-14(a) Certifications	31
• Certification of the Registrant’s Chief Executive Officer
• Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
• Certification of the Registrant’s Chief Executive Officer
• Certification of the Registrant’s Chief Financial Officer