Form 40-F
period 2017-10-31
ROYAL BANK OF CANADA
filed 2017-11-29
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2017	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Karen E. McCarthy

Vice-President, Associate General Counsel & Secretary

(416) 974-2774

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

Common Shares	1,452,897,589
First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AJ	13,578,815
Series AK	2,421,185
Series AL	12,000,000
Series AZ	20,000,000
Series BB	20,000,000
Series BD	24,000,000
Series BF	12,000,000
Series BH	6,000,000
Series BI	6,000,000
Series BJ	6,000,000
Series C-1	82,050
Series C-2	20,385
Series BK	29,000,000
Series BM	30,000,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐ 82-                                                                                    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                                                      No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company   ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13

(a) of the Exchange Act.	☐

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

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s board of directors has determined that it has four audit committee financial experts serving on its audit committee. Jacynthe Côté, David F. Denison, Thierry Vandal and Jeffery W. Yabuki have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission (the “SEC”) has indicated that the designation of Jacynthe Côté, David F. Denison, Thierry Vandal and Jeffery W. Yabuki as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Jacynthe Côté, David F. Denison, Thierry Vandal and Jeffery W. Yabuki that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 48 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Transactional/positional risk drivers – Liquidity and funding risk” beginning on page 74 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2017.

We currently maintain certain non-U.S. dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). Any funds in these accounts are frozen by Ontario court order in connection with civil litigation, which is being monitored.

In fiscal 2017, these accounts generated less than $3,000 in gross revenue and less than $3,000 in net income.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ David I. McKay
Name:	David I. McKay
Title:	President and Chief Executive Officer

Date:	November 29, 2017

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 28, 2017	1

Financial Review	2
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