Form 40-F
period 2018-10-31
ROYAL BANK OF CANADA
filed 2018-11-28
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2018	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))

200 Bay Street

Royal Bank Plaza

Toronto, Ontario

Canada M5J 2J5

Attention: Karen E. McCarthy

Senior Vice President, Associate General Counsel & Secretary

(416) 974-6715

(Address and telephone number of Registrant’s principal executive offices)

Royal Bank of Canada

30 Hudson Street

Jersey City, New Jersey, 07302

Attention: Maria Douvas

Senior Vice President, US General Counsel & Global Head of Litigation

(212) 301-1605

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

copies of all correspondence should be sent to:

Paul Guthrie Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-6715	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York USA 10004-2498 Tel: (212) 558-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange

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

Common Shares	1,439,343,359
First Preferred Shares
Series W	12,000,000
Series AA	12,000,000
Series AC	8,000,000
Series AD	10,000,000
Series AE	10,000,000
Series AF	8,000,000
Series AG	10,000,000
Series AJ	13,578,815
Series AK	2,421,185
Series AL	12,000,000
Series AZ	20,000,000
Series BB	20,000,000
Series BD	24,000,000
Series BF	12,000,000
Series BH	6,000,000
Series BI	6,000,000
Series BJ	6,000,000
Series C-2	20,385
Series BK	29,000,000
Series BM	30,000,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                                                                                              No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

(a) of the Exchange Act.	☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 104 of our Management’s Discussion and Analysis set forth in Exhibit 2, and under “Management’s Report on Internal Control over Financial Reporting” which can be found on page 114 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.

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

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees, contract workers and members of the board of directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2018, the Registrant adopted a revised Code of Conduct. Key amendments made to the Code of Conduct included the addition of language with respect to sales practices and compliance with tax laws. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about principal accountant fees and services and a brief description of our pre-approval policies and procedures can be found under “Audit Committee” beginning on page 24 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference. A copy of our pre-approval policies and procedures can be found in Appendix D of our Annual Information Form, which section is incorporated by reference.

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 47 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Transactional/positional risk drivers – Liquidity and funding risk” beginning on page 72 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing audit committee. Information about the audit committee can be found under “Audit Committee” beginning on page 24 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference.

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

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2018.

We currently maintain certain non-U.S. dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). Any funds in these accounts are frozen by Ontario court order in connection with civil litigation, which is being monitored.

In fiscal 2018, these accounts generated less than $3,000 in gross revenue and less than $3,000 in net income.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ David I. McKay
Name:	David I. McKay
Title:	President and Chief Executive Officer

Date:	November 28, 2018

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 27, 2018	1

Financial Review	2
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
• Certification of the Registrant’s Chief Executive Officer • Certification of the Registrant’s Chief Financial Officer

Interactive Data File

•  XBRL Instance Document

•  XBRL Taxonomy Extension Schema Document

•  XBRL Taxonomy Extension Calculation Linkbase Document

•  XBRL Taxonomy Extension Label Linkbase Document

•  XBRL Taxonomy Extension Presentation Linkbase Document

•  XBRL Taxonomy Extension Definitions Linkbase Document

101.INS 101.SCH 101.CAL 101.LAB 101.PRE 101.DEF