Form 40-F
period 2020-10-31
ROYAL BANK OF CANADA
filed 2020-12-02
CIK 1000275

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2020	Commission File Number 001-13928

ROYAL BANK OF CANADA

(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))

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

Common Shares	1,423,861,274
First Preferred Shares
Series AZ	20,000,000
Series BB	20,000,000
Series BD	24,000,000
Series BF	12,000,000
Series BH	6,000,000
Series BI	6,000,000
Series BJ	6,000,000
Series BK	29,000,000
Series BM	30,000,000
Series BO	14,000,000
Series BQ	1,750,000	*
Series C-2	15,385

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

Yes  ☒                                                                                              No  ☐

*In connection with the issuance of Limited Recourse Capital Notes (LRCN) Series 1, on July 28, 2020, the Registrant issued $1,750 million of First Preferred Shares Series BQ (Series BQ) at a price of CAD$1,000 per Series BQ. The Series BQ were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.	☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☒

CONTROLS AND PROCEDURES

Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 109 of our Management’s Discussion and Analysis set forth in Exhibit 2, and under “Management’s Report on Internal Control over Financial Reporting” which can be found on page 119 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Registrant’s board of directors has determined that it has four audit committee financial experts serving on its audit committee. Jacynthe Côté, Cynthia Devine, Frank Vettese and Jeffery W. Yabuki have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission (the “SEC”) has indicated that the designation of Jacynthe Côté, Cynthia Devine, Frank Vettese and Jeffery W. Yabuki as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Jacynthe Côté, Cynthia Devine, Frank Vettese and Jeffery W. Yabuki that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees, contract workers and members of the board of directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2020, the Registrant adopted a revised Code of Conduct. Key amendments made to the Code of Conduct included additions related to a conduct reporting hotline and accessibility and enhancements and clarifications to provisions related to non-retaliation, social media best practices and conflicts of interest. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.

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

OFF-BALANCE SHEET ARRANGEMENTS

Information about off-balance sheet arrangements can be found under “Off-balance sheet arrangements” beginning on page 51 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of contractual obligations can be found under “Transactional/positional risk drivers – Liquidity and funding risk” beginning on page 78 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

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

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A summary of significant ways corporate governance practices followed by the Registrant differ from corporate governance practices required to be followed by U.S. Domestic Companies under the New York Stock Exchange’s listing standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at rbc.com/our-company/governance.

DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934

In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2020.

We currently maintain certain non-U.S. dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). Any funds in these accounts are frozen by Ontario court order in connection with civil litigation, which is being monitored.

In fiscal 2020, these accounts generated less than $3,000 in gross revenue and less than $3,000 in net income.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ David I. McKay
Name:	David I. McKay
Title:	President and Chief Executive Officer

Date:	December 2, 2020

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated December 1, 2020	1

Financial Review	2
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