Form 40-F
period 2021-10-31
ROYAL BANK OF CANADA
filed 2021-12-01
CIK 1000275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2021	Commission File Number 001-13928
ROYAL BANK OF CANADA
(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Karen E. McCarthy
Senior Vice President, Associate General Counsel & Secretary
(416)
974-6715
(Address and telephone number of Registrant’s principal executive offices)
Royal Bank of Canada
30 Hudson Street
Jersey City, New Jersey, 07302
Attention: Matthew Abrusci
Vice President & Associate General Counsel
(212) 437-9267
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

Common Shares	1,425,187,410
First Preferred Shares
Series AZ	20,000,000
Series BB	20,000,000
Series BD	24,000,000
Series BF	12,000,000
Series BH	6,000,000
Series BI	6,000,000
Series BJ	6,000,000
Series BO	14,000,000
Series BQ	1,750,000*
Series BR	1,250,000*
Series BS	1,000,000*
Series BT	750,000**
Series C-2	15,385
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
Yes  ☒                                                                                            No  ☐
*In connection with the issuance of Limited Recourse Capital Notes (LRCN) Series 1, on July 28, 2020, the Registrant issued $1,750 million of First Preferred Shares Series BQ (Series BQ) at a price of $1,000 per Series BQ. In connection with the issuance of LRCN Series 2, on November 2, 2020, the Registrant issued $1,250 million of First Preferred Shares Series BR (Series BR) at a price of $1,000 per Series BR. In connection with the issuance of LRCN Series 3, on June 8, 2021, the Registrant issued $1,000 million of First Preferred Shares Series BS (Series BS) at a price of $1,000 per Series BS. The Series BQ, Series BR and Series BS were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.
**The First Preferred Shares Series BT were issued on November 5, 2021 to certain institutional investors.

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
☒

CONTROLS AND PROCEDURES
Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 112 of our Management’s Discussion and Analysis set forth in Exhibit 2, and under “Management’s Report on Internal Control over Financial Reporting” which can be found on page 125 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.
AUDIT COMMITTEE FINANCIAL EXPERTS
The Registrant’s board of directors has determined that it has three audit committee financial experts serving on its audit committee. Cynthia Devine, Frank Vettese and Jeffery W. Yabuki have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission (the “SEC”) has indicated that the designation of Cynthia Devine, Frank Vettese and Jeffery W. Yabuki as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Cynthia Devine, Frank Vettese and Jeffery W. Yabuki that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
CODE OF ETHICS
The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees, contract workers and members of the board of directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2021, the Registrant adopted a revised Code of Conduct. Key amendments made to the Code of Conduct included additions related to public endorsements and influencer marketing, and enhancements and clarifications to provisions related to human rights, dealing with clients, communities and others, working together and conflicts of interest. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.
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
OFF-BALANCE
SHEET ARRANGEMENTS
Information about
off-balance
sheet arrangements can be found under
“Off-balance
sheet arrangements” beginning on page 50 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.
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
SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES
A summary of significant ways corporate governance practices followed by the Registrant differ from corporate governance practices required to be followed by U.S. Domestic Companies under the New York Stock Exchange’s listing standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available on the Registrant’s corporate governance website at
rbc.com/our-company/governance/index.html.
DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934
In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2021.
We currently maintain certain
non-U.S.
dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). Any funds in these accounts are frozen by Ontario court order in connection with civil litigation, which is being monitored.
In fiscal 2021 these accounts generated less than $3,000 in gross revenue and less than $3,000 in net income.
*Information contained in or otherwise accessible through the websites mentioned in this report does not form part of this report. All references to websites are inactive textual references and for your information only.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ David I. McKay
Name:	David I. McKay
Title:	President and Chief Executive Officer

Date:	December 1, 2021

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 30, 2021	1

Financial Review	2
• Management’s Discussion and Analysis
• Caution Regarding Forward-Looking Statements
• Management’s Responsibility for Financial Reporting
• Management’s Report on Internal Control over Financial Reporting
• Report of Independent Registered Public Accounting Firm
• Consolidated Financial Statements

Consent of Independent Registered Public Accounting Firm	3

Code of Conduct	4

Industry Guide 3 – Return on Equity and Assets Ratios	5

Rule 13a-14(a)/15d-14(a) Certifications	31
• Certification of the Registrant’s Chief Executive Officer • Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
• Certification of the Registrant’s Chief Executive Officer • Certification of the Registrant’s Chief Financial Officer

Interactive Data File (formatted as Inline XBRL)	101

Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	104