Form 40-F
period 2022-10-31
ROYAL BANK OF CANADA
filed 2022-11-30
CIK 1000275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]

☐
      R
EGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2022	Commission File Number 001-13928
ROYAL BANK OF CANADA
(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Karen E. McCarthy
Senior Vice President, Associate General Counsel & Secretary
(416)
974-6715
(Address and telephone number of Registrant’s principal executive offices)
Royal Bank of Canada
200 Vesey Street
New York, NY 19271
Attention: Matthew Abrusci
Vice President & Associate General Counsel
(212) 437-9267
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies of all correspondence should be sent to:

Erin Dion Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-4103	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York USA 10004-2498 Tel: (212) 558-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	RY	New York Stock Exchange
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

Common Shares	1,385,591,247
First Preferred Shares
Series AZ	20,000,000
Series BB	20,000,000
Series BD	24,000,000
Series BF	12,000,000
Series BH	6,000,000
Series BI	6,000,000
Series BO	14,000,000
Series BQ	1,750,000*
Series BR	1,250,000*
Series BS	1,000,000*
Series BT	750,000**
Series C-2	15,385
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

CONTROLS AND PROCEDURES
Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 11
7
 of our Management’s Discussion and Analysis set forth in Exhibit 2, and under “Management’s Report on Internal Control over Financial Reporting” which can be found on page 1
30
 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.
AUDIT COMMITTEE FINANCIAL EXPERTS
The Registrant’s board of directors has determined that it has three audit committee financial experts serving on its audit committee. Cynthia Devine, Frank Vettese and Jeffery Yabuki have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission (the “SEC”) has indicated that the designation of Cynthia Devine, Frank Vettese and Jeffery Yabuki as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Cynthia Devine, Frank Vettese and Jeffery Yabuki that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
CODE OF ETHICS
The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees, contract workers and members of the board of directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2022, the Registrant adopted a revised Code of Conduct. Key amendments made to the Code of Conduct included additions related to conflicts of interest, and enhancements and clarifications to provisions related to respectful workplaces, human rights, personal information, close personal relationships, gifts and entertainment, insider information and securities trading. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Information about principal accountant fees and services and a brief description of our pre-approval
policies and procedures can be found under “Audit Committee” beginning on page 24 of our Annual Information Form set forth in Exhibit 1, which section is incorporated by reference. A copy of our pre-
approval policies and procedures can be found in Appendix D of our Annual Information Form, which section is incorporated by reference.
OFF-BALANCE
SHEET ARRANGEMENTS
Information about
off-balance
sheet arrangements can be found under
“Off-balance
sheet arrangements” beginning on page 56 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Disclosure of contractual obligations can be found under “Transactional/positional risk drivers – Liquidity and funding risk” beginning on page 8
1
 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

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
DISCLOSURE
PURSUANT
TO
SECTION
13(r)
OF
THE
SECURITIES
EXCHANGE
ACT
OF
1934
In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2022.
We currently maintain certain
non-U.S.
dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). Any funds in these accounts are frozen by Ontario court order in connection with civil litigation, which is being monitored.
In fiscal 2022 these accounts generated less than $3,000 in gross revenue and less than $3,000 in net income.
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

ROYAL BANK OF CANADA

By:	/s/ David McKay
Name:	David McKay
Title:	President and Chief Executive Officer

Date:	November 30, 2022

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 29, 2022	1

Financial Review	2
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