Form 40-F
period 2023-10-31
ROYAL BANK OF CANADA
filed 2023-11-30
CIK 1000275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]
☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2023	Commission File Number 001-13928
ROYAL BANK OF CANADA
(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Karen E. McCarthy
Senior Vice President, Associate General Counsel & Secretary
(416) 974-6715
(Address and telephone number of Registrant’s principal executive offices)
Royal Bank of Canada
200 Vesey Street
New York, NY 10281
Attention: John Penn
Assistant General Counsel & Managing Director, RBC US Bank & Capital Markets Regulatory Law and General Counsel, RBC Capital Markets, LLC
(212) 858-7116
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies of all correspondence should be sent to:

Joe Cumming Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (437) 779-7209	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York USA 10004-2498 Tel: (212) 558-4000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	RY	New York Stock Exchange
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

Common Shares	1,402,372,572
First Preferred Shares*
Series AZ	20,000,000
Series BB	20,000,000
Series BD	24,000,000
Series BF	12,000,000
Series BH	6,000,000
Series BI	6,000,000
Series BO	14,000,000
Series BQ	1,750,000**
Series BR	1,250,000**
Series BS	1,000,000**
Series BT	750,000***
Series C-2	15,385****
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
Yes
  ☒                                                                                            No  ☐
*The First Preferred Shares Series AZ, BB, BD, BF, BH, BI, BO, BQ, BR, BS and BT contain non-viability
contingent capital provisions.
**In connection with the issuance of Limited Recourse Capital Notes (LRCN) Series 1, on July 28, 2020, the Registrant issued CAD $1,750 million of First Preferred Shares Series BQ (Series BQ) at a price of CAD $1,000 per Series BQ. In connection with the issuance of LRCN Series 2, on November 2, 2020, the Registrant issued CAD $1,250 million of First Preferred Shares Series BR (Series BR) at a price of CAD $1,000 per Series BR. In connection with the issuance of LRCN Series 3, on June 8, 2021, the Registrant issued CAD $1,000 million of First Preferred Shares Series BS (Series BS) at a price of CAD $1,000 per Series BS. The Series BQ, Series BR and Series BS were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.
***The First Preferred Shares Series BT were issued on November 5, 2021 to certain institutional investors.
****On November 7, 2023, we redeemed all of our issued and outstanding First Preferred Shares Series
C-2
(Series
C-2).
The Bank’s Depositary Shares representing interests in the Series
C-2
were listed on the New York Stock Exchange prior to the redemption.

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
☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant
included in the filing reflect the correction of an error to previously issued financial statements.	☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b).
☐

CONTROLS AND PROCEDURES
Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 122 of our Management’s Discussion and Analysis set forth in Exhibit 2, and under “Management’s Report on Internal Control over Financial Reporting” which can be found on page 134 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.
AUDIT COMMITTEE FINANCIAL EXPERTS
The Registrant’s board of directors has determined that it has three audit committee financial experts serving on its audit committee. Cynthia Devine, Frank Vettese and Barry Perry have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission (the “SEC”) has indicated that the designation of Cynthia Devine, Frank Vettese and Barry Perry as audit committee financial experts does not make any of them an “expert” for any purpose, impose any duties, obligations or liability on Cynthia Devine, Frank Vettese and Barry Perry that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
CODE OF ETHICS
The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees, contract workers and members of the board of directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2023, the Registrant adopted a revised Code of Conduct. Key amendments made to the Code of Conduct included enhancements to the data loss prevention content to make it more prominent, additional reference to the prohibition on the use of off-channel
communications and use of interactive methods such as a diagram and case studies to better illustrate how principles are applied in day-to-day
activities. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.
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
OFF-BALANCE
SHEET ARRANGEMENTS
Information about
off-balance
sheet arrangements can be found under
“Off-balance
sheet arrangements” beginning on page 60 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Disclosure of contractual obligations can be found under “Transactional/positional risk drivers – Liquidity and funding risk” beginning on page 86 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

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
DISCLOSURE
PURSUANT
TO
SECTION
13(r)
OF
THE
SECURITIES
EXCHANGE
ACT
OF
1934
In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2023.
We currently maintain certain
non-U.S.
dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). Any funds in these accounts are frozen by Ontario court order in connection with civil litigation, which is being monitored.
In fiscal 2023 these accounts generated CAD $3,336 in gross revenue and less than CAD $3,000 in net income.
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

ROYAL BANK OF CANADA

By:	/s/ David McKay
Name:	David McKay
Title:	President and Chief Executive Officer

Date:	November 30, 2023

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated November 29, 2023	1

Financial Review	2
• Management’s Discussion and Analysis
• Caution Regarding Forward-Looking Statements
• Management’s Responsibility for Financial Reporting
• Management’s Report on Internal Control over Financial Reporting
• Report of Independent Registered Public Accounting Firm
• Consolidated Financial Statements

Consent of Independent Registered Public Accounting Firm	3

Code of Conduct	4

Return on Equity and Assets Ratios	5

Rule 13a-14(a)/15d-14(a) Certifications	31
• Certification of the Registrant’s Chief Executive Officer • Certification of the Registrant’s Chief Financial Officer

Section 1350 Certifications	32
• Certification of the Registrant’s Chief Executive Officer • Certification of the Registrant’s Chief Financial Officer

Royal Bank of Canada Policy for the Recovery of Erroneously Awarded Incentive-based Compensation from Executive Officers	97

Interactive Data File (formatted as Inline XBRL)	101

Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	104