Form 40-F
period 2024-10-31
ROYAL BANK OF CANADA
filed 2024-12-04
CIK 1000275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]
☐
  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2024	Commission File Number 001-13928
ROYAL BANK OF CANADA
(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number (if applicable))
200 Bay Street
Royal Bank Plaza
Toronto
,
Ontario
Canada
M5J 2J5
Attention:
Karen E. McCarthy
Senior Vice President,
Deputy
General Counsel & Secretary
(
416
)
569-2431
(Address and telephone number of Registrant’s principal executive offices)
Royal Bank of Canada
200 Vesey Street
New York
,
NY
10281
Attention:
John Penn
Assistant General Counsel & Managing Director, RBC US Bank & Capital Markets Regulatory Law and General Counsel, RBC Capital Markets, LLC
(
212
)
858-7116
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies of all correspondence should be sent to:

Josie Caldas Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (416) 974-0446	Benjamin H. Weiner Sullivan & Cromwell LLP 1700 New York Avenue, N.W. Washington, D.C. USA 20006-5215 Tel: (202) 956-7500

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	RY	New York Stock Exchange
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

Common Shares	1,415,080,299
First Preferred Shares*
Series BD	24,000,000
Series BF	12,000,000
Series BH	6,000,000
Series BI	6,000,000
Series BO	14,000,000
Series BQ	1,750,000**
Series BR	1,250,000**
Series BS	1,000,000**
Series BT	750,000***
Series BU	750,000***
Series BV	1,000,000**
Series BW	600,000***
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
Yes
 ☒                       No ☐
*The First Preferred Shares Series BD, BF, BH, BI, BO, BQ, BR, BS, BT, BU, BV and BW contain non-viability
contingent capital provisions.
**In connection with the issuance of Limited Recourse Capital Notes (LRCN) Series 1, on July 28, 2020, the Registrant issued CAD$1,750 million of First Preferred Shares Series BQ (Series BQ) at a price of CAD $1,000 per Series BQ. In connection with the issuance of LRCN Series 2, on November 2, 2020, the Registrant issued CAD $1,250 million of First Preferred Shares Series BR (Series BR) at a price of CAD $1,000 per Series BR. In connection with the issuance of LRCN Series 3, on June 8, 2021, the Registrant issued CAD $1,000 million of First Preferred Shares Series BS (Series BS) at a price of CAD $1,000 per Series BS. In connection with the issuance of LRCN Series 4, on April 24, 2024, the Registrant issued USD $1,000 million of First Preferred Shares Series BV (Series BV) at a price of USD $1,000 per Series BV. The Series BQ, Series BR, Series BS and Series BV were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.
***The First Preferred Shares Series BT, BU and BW were respectively issued on November 5, 2021, January 25, 2024 and July 24, 2024 to certain institutional investors.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.	☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §
240.10D-1(b).
☐

CONTROLS AND PROCEDURES
Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 129 of our Management’s Discussion and Analysis set forth in Exhibit 2, and under “Management’s Report on Internal Control over Financial Reporting” which can be found on page 142 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.
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
OFF-BALANCE
SHEET ARRANGEMENTS
Information about
off-balance
sheet arrangements can be found under
“Off-balance
sheet arrangements” beginning on page 64 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Disclosure of contractual obligations can be found under “Principal risks – Liquidity and funding risk” beginning on page 90 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

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
DISCLOSURE PURSUANT TO SECTION 13(r) OF THE SECURITIES EXCHANGE ACT OF 1934
In accordance with section 13(r) of the U.S. Securities Exchange Act of 1934, we are required to disclose certain Iran-related activities. We maintain a robust economic sanctions compliance program which monitors compliance with economic sanctions requirements in the jurisdictions in which we operate and we believe we have been in compliance with relevant economic sanctions legislation throughout fiscal 2024.
We currently maintain certain
non-U.S.
dollar denominated accounts for the Embassy of the Islamic Republic of Iran in Canada (the “Iranian Embassy”). Any funds in these accounts are frozen by Ontario court order in connection with civil litigation, which is being monitored.
In fiscal 2024 these accounts generated CAD $3,336 in gross revenue and less than CAD $3,000 in net income.
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

ROYAL BANK OF CANADA

By:	/s/ David McKay
Name:	David McKay
Title:	President and Chief Executive Officer

Date:	December 4, 2024

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated December 3, 2024	1

Financial Review	2
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