Form 40-F
period 2025-10-31
ROYAL BANK OF CANADA
filed 2025-12-03
CIK 1000275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
[Check one]
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2025	Commission File Number 001-13928
ROYAL BANK OF CANADA
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	6029 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number (if applicable))
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Jessica Clinton
Vice President, Associate General Counsel & Corporate Secretary
(416)
414-1067
(Address and telephone number of Registrant’s principal executive offices)
Royal Bank of Canada
200 Vesey Street
New York,
NY
10281
Attention: John Penn
Assistant General Counsel & Managing Director,
RBC US Head of Regulatory Law
and General Counsel, RBC Capital Markets, LLC
(212)
858-7116
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
copies of all correspondence should be sent to:

Josie Caldas Royal Bank of Canada 200 Bay Street Toronto, Ontario Canada M5J 2J5 Tel: (437) 533-9180	Benjamin H. Weiner Sullivan & Cromwell LLP 1700 New York Avenue, N.W. Suite 700 Washington, D.C. USA 20006-5215 Tel: (202) 956-7500

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares	RY	New York Stock Exchange
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

Common Shares	1,400,635,338
First Preferred Shares 1
Series BF	12,000,000 2
Series BH	6,000,000 3
Series BI	6,000,000 3
Series BO	14,000,000
Series BR	1,250,000 4
Series BS	1,000,000 4
Series BT	750,000 5
Series BU	750,000 5
Series BV	1,000,000 4
Series BW	600,000 5
Series BX	1,000,000 4
Series BY	1,250,000 4
Series BZ	1,350,000 4

The
Non-Cumulative
First Preferred Shares Series BF, BH, BI, BO, BR, BS, BT, BU, BV, BW, BX, BY and BZ contain non-viability
contingent capital provisions.
2
On November 24, 2025, we redeemed all 12 million of our issued and outstanding
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BF at a redemption price of $25.00 per share.
3
On October 24, 2025, we announced our intention to redeem all of our issued and outstanding
Non-Cumulative
First Preferred Shares Series BH and Series BI. The final dividend for the Series BH and Series BI shares will be payable on the redemption date of December 8, 2025, to shareholders of record at the close of business on November 10, 2025.
4
In connection with the issuance of LRCN Series 2, on November 2, 2020, the Registrant issued CAD $1,250 million of
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BR (Series BR) at a price of CAD $1,000 per Series BR. In connection with the issuance of LRCN Series 3, on June 8, 2021, the Registrant issued CAD $1,000 million of
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BS (Series BS) at a price of CAD $1,000 per Series BS. In connection with the issuance of LRCN Series 4, on April 24, 2024, the Registrant issued USD $1,000 million of
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BV (Series BV) at a price of USD $1,000 per Series BV. In connection with the issuance of LRCN Series 5, on November 1, 2025, the Registrant issued USD $1,000 million of
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BX (Series BX) at a price of USD $1,000 per Series BX. In connection with the issuance of LRCN Series 6, on June 11, 2025, the Registrant issued USD $1,250 million of
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BY (Series BY) at a price of USD $1,000 per Series BY. In connection with the issuance of LRCN Series 7, on September 23, 2025, the Registrant issued USD $1,350 million of
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BZ (Series BZ) at a price of USD $1,000 per Series BZ. The Series BR, Series BS, Series BV, Series BX, Series BY and Series BZ were issued to a consolidated trust to be held as trust assets in connection with the LRCN structure.
5
The
Non-Cumulative
5-Year
Fixed Rate Reset First Preferred Shares Series BT, BU and BW were respectively issued on November 5, 2021, January 25, 2024, and July 24, 2024 to certain institutional investors.

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
☐

CONTROLS AND PROCEDURES
Information about disclosure controls and procedures and internal control over financial reporting can be found under “Controls and procedures” on page 124 of our Management’s Discussion and Analysis set forth in Exhibit 2, and under “Management’s Report on Internal Control over Financial Reporting” which can be found on page 138 of our Financial Review set forth in Exhibit 2, which sections are incorporated by reference.
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
CODE OF ETHICS
The Registrant has adopted a code of ethics (the “Code of Conduct”) that applies to all employees, contract workers and members of the board of directors, including its principal executive officer, principal financial officer and principal accounting officer. In 2025, the Registrant adopted a revised Code of Conduct. Key amendments made to the Code of Conduct included updating the reporting misconduct and fair competition content and the proper use of RBC systems. The full text of the Code of Conduct is set forth in Exhibit 4 and is also available on our website at rbc.com.
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
OFF-BALANCE
SHEET ARRANGEMENTS
Information about
off-balance
sheet arrangements can be found under
“Off-balance
sheet arrangements” beginning on page 62 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Disclosure of contractual obligations can be found under “Principal risks – Liquidity and funding risk” beginning on page 88 of our Management’s Discussion and Analysis set forth in Exhibit 2, which section is incorporated by reference.

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
In fiscal 2025 these accounts generated CAD $4,354 in gross revenue and less than CAD $3,000 in net income.
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

ROYAL BANK OF CANADA

By:	/s/ David McKay
Name:	David McKay
Title:	President and Chief Executive Officer

Date:	December 3, 2025

INDEX TO EXHIBITS

Exhibit	Exhibit No.

Royal Bank of Canada Annual Information Form dated December 2, 2025	1

Financial Review	2
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